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BTPAUTOMATION
Become an Investor!
https://wefunder.com/btpautomation

Bruce Yoxsimer · 3rd

Transforming corporate travel through rich, actionable data and automation.

San Francisco Bay Area · Contact info

371 connections

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BTP Automation

About

Bruce took a little different path than most. Instead of heading right off to college, he joined the Norwegian Seaman's Union and sailed around the world for a couple of years. He vagabonded his way around Europe for a while, moved to Australia to mine black opals and somehow ended up owning a corporate travel agency in Palo Alto, California. After meeting Dan Whaley, the two hatched a plan that would forever change the way ...see more

Activity

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370 followers

Bruce Yoxsimer reshared a post · 2w

Very exciting to have kicked off our first crowdfunding campaign! While we have raised a significant amount of capital over the last year, this is a great opportunity for anyone who wants to take the ride with us!

Invest in BTP Automation: The Future of Corporate Travel Procurement
wefunder.com · 1 min read

11

Bruce Yoxsimer commented on a post · 2w

Congrats Amigo!

990 · 176 comments · 2 shares

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Experience

CEO
BTP Automation · Full-time
Nov 2020 - Present · 1 yr 8 mos
Dallas, Texas, United States

CEO, Founder
Borrowshare
Mar 2015 - Nov 2020 · 5 yrs 9 mos
borrowshare.com

BorrowShare is a community hub for apartment residents, turning tenants into neighbors.

Founder
GetThere
Nov 1994 - Oct 2000 · 6 yrs
Menlo Park, CA

Bruce founded GetThere,the world's first web based connection to an airline reservation system, and saw it through a successful IPO in 1999 and acquisition in 2000 by Sabre. This disruptive busines ...see more

Skills

Entrepreneurship
- Endorsed by Dan Whaley and 2 others who are highly skilled at this
- Endorsed by 2 colleagues at BTP Automation
- 22 endorsements

Start-ups
- Endorsed by Dan Whaley and 1 other who is highly skilled at this
- Endorsed by 2 colleagues at BTP Automation
- 21 endorsements

Strategic Partnerships
- Endorsed by Bill Hogate who is highly skilled at this
- 15 endorsements

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Recommendations

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Interests

Companies   Groups

 **Traxo**
1,562 followers

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 **Zeno Travel**
603 followers

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Show all 7 companies →